Filed by Allarity Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

Subject Company: Allarity Therapeutics A/S.

Registration No.: 333-258968

Dated August 23, 2021

Allarity Therapeutics A/S

Venlighedsvej 1, DK-2970 Hoersholm

CVR no. DK 28 10 63 51

Interim report for the period

January 1, 2021 – June 30, 2021

Allarity Therapeutics A/S
Contents

i

Allarity Therapeutics A/S
Statement by the Board of Directors and the Executive Board

The Board of Directors and the Executive Board provide their assurance that the interim report provides a fair and true overview of the Parent Company’s and the Group’s operations, financial position and results, and describes material risks and uncertainties faced by the parent Company and the Group.

Hoersholm, Denmark, August 23, 2021

Executive Board

Steve Carchedi	Jens Erik Knudsen

Board of Directors

Duncan Moore	Gail Maderis	Steve Carchedi
Chairman

Søren Gade Jensen

Allarity Therapeutics A/S
Management’s review

CONSOLIDATED FINANCIAL HIGHLIGHTS AND RATIOS

	Q2	Q2	H1	H1	Year
Amounts in DKK ’000	2021	2020	2021	2020	2020

Key figures

Profit/loss

Revenue	0	0	0	0	0
Profit/loss before depreciation and amortisation (EBITDA)	-30,702	-5,231	-46,498	-22,528	-58,958
Operating profit/loss before net financials	-89,779	-5,500	-105,816	-23,060	-60,017
Net financials	-4,394	2,619	-8,467	2,837	932
Net profit/loss	-92,089	-3,503	-109,711	-18,918	-47,706

Balance sheet
Balance sheet total	157,035	172,909	157,035	172,909	176,922
Purchase of PPE	0	0	0	0	19
Equity	112,934	143,921	112,934	143,921	140,583

Cash flows
Cash flows from:
Operating activities	-25,649	-7,943	-41,068	-21,170	-51,122
Investing activities	0	0	0	0	-19
Financing activities	66,232	10,422	80,663	13,557	42,468

Ratios
Solvency ratio	72%	83%	72%	83%	79%
Earnings per share, DKK	-0.37	-0.03	-0.46	-0.14	-0.29
Diluted earnings per share, DKK	-0.37	-0.03	-0.46	-0.14	-0.29

Allarity Therapeutics A/S
Management’s review

Highlights during Q2 2021

April

●	On April 2, the Company submitted a Pre-Market Approval (PMA) application to the U.S. FDA for the DRP® companion diagnostic for dovitinib.
●	On April 15, the Company published the minutes of the Annual General Meeting 2021.
●	On April 29, the Company announced that a Dovitinib-DRP® e-Poster would be presented at the EACR 2021 Virtual Congress to be held from 9-12 June 2021.

May

●	On May 19, the Company announced that it would conduct a Rights Issue of new shares, and it had published a prospectus regarding the Rights Issue.
●	On May 21, the Company announced that it had secured an investment from 3i Fund for recapitalization, transition to listing on U.S. Nasdaq, and advancing the company’s pipeline of priority oncology therapeutics.
●	On May 28, the Company published the Interim Report for the period January – March 2021

June

●	On June 9, the Company published an E-Poster detailing the molecular pathways covered by the Dovitinib-DRP® companion diagnostic
●	On June 10, the Company announced that the rights issue had been oversubscribed
●	On June 14, it was announced that Allarity Therapeutics and Oncoheroes Biosciences had to partnered on pediatric cancer development of dovitinib and stenoparib
●	On June 24, the last day of trading with Allarity Therapeutics A/S BTU was announced

HIGHLIGHTS AFTER THE PERIOD

July

●	On July 5, the Company received an acceptance and review notification from U.S. FDA for Pre-Market Approval application for Dovitinib-DRP®
●	On July 26, it was announced that the Company and Lantern Pharma entered into an agreement for Future Clinical Development of Irofulven

August

●	On August 5, the Company announced that its oral PARP inhibitor, stenoparib, had demonstrated pre-clinical antiviral activity against new variants of Coronavirus
●	On August 16, a notice to convene an Extraordinary General Meeting on August 31, 2021, was announced

Allarity Therapeutics A/S
Management’s review

CEO letter

Dear Shareholders,

As we approach the end of summer 2021, I would like to highlight a number of important, strategic accomplishments that Allarity has achieved during the past six months, and summarize what we expect to further achieve with our priority activities between now and the end of this year.

In July, we successfully out-monetized our last remaining secondary pipeline program, irofulven, by selling the program back to Lantern Pharma. Under the terms of this sale, which we previously announced, Allarity will receive an upfront payment from Lantern, development and regulatory milestone fees, which payments together total, if all milestones are met, up to approximately U.S. $18 million, and tiered royalties on future sales of irofulven. By exiting this program, Allarity is now further streamlined and fully focused on advancing its three priority therapeutics programs through key near-term value inflection points, while securing additional income to support our ongoing activities.

Shortly after our divestment of Irofulven, we announced further, positive results of our ongoing pre-clinical testing of stenoparib (our PARP inhibitor) against numerous variants of the original Sars-CoV 2 strain, including the alpha variant B.1.1.7 (“British” variant), beta variant B.1351 (“South African” variant), and gamma variant P.1 (“Brazilian” variant). The results of these tests demonstrate that stenoparib has promising anti-viral activity against these strains, as well as the original strain of SARS-CoV-2. We also announced that Allarity is initiating pre-clinical testing of stenoparib for activity against the delta variant B.1.617.2 (“Indian” variant), which has become the dominant strain of SARS-CoV-2.  We are also planning to submit preclinical findings to the U.S. National Institutes of Health (NIH), which has recently stated its interest in identifying and supporting new orally-administered, single pill drugs that can impede Coronavirus function before the onset of the respiratory inflammatory response that causes fatality from viral infection. Allarity remains optimistic that stenoparib can uniquely meet these requirements as a promising, new, anti-viral for the potential treatment of Coronavirus infection, and we plan to continue opportunistically exploring this possible, additional value-driver for our company.

Throughout the past few months, we have been steadily expanding clinical trial sites for our ongoing DRP®-guided Phase 2 studies of stenoparib (for the treatment of ovarian cancer) and IXEMPRA® (for the treatment of metastatic breast cancer), in order to accelerate the completion of these key studies. Our expansion of trial sites for stenoparib includes sites in both the U.S. and EU, while our expansion of trial sites for IXEMPRA® is focused in the EU. We look forward to establishing the value of our DRP® companion diagnostics in selecting and treating the right, responsive patients in these studies.

Also in July, we announced that the U.S. Food and Drug Administration (FDA) has provided a positive administrative acceptance and review notification for Allarity’s pre-market approval (PMA) application for its Dovitinib-DRP®, the validated companion diagnostic for the drug dovitinib.  Allarity’s PMA application, to gain FDA approval to use the Dovitinib-DRP® as a companion diagnostic to select and treat patients likely to respond to dovitinib, supports Allarity’s expected NDA filing for the drug, and is our first PMA filing for a drug-specific DRP® companion diagnostic. The submission of both our PMA and NDA for dovitinib with the FDA marks an important milestone in our history and our ongoing pursuit of true personalized medicine for cancer patients.

Allarity Therapeutics A/S
Management’s review

In June, we announced that Allarity successfully completed an over-subscribed Rights Offering that brought the company approximately US $12 million (prior to issue costs) of crucial working capital to support advancement of our priority programs in 2021, with additional capital realized if all follow-on warrants are exercised by shareholders. We are greatly thankful to our existing and new investors for their support of this important and timely capital infusion.

We also announced, in June, that we entered into binding term sheets with Oncoheroes Biosciences, Inc. for agreements under which Oncoheroes will acquire certain rights to dovitinib and stenoparib, and assume responsibility for their further clinical development in pediatric cancer. In support of our NDA filing for dovitinib, and in accordance with FDA requirements, Allarity is also planning a clinical trial in pediatric patients with osteosarcoma, in partnership with Oncoheroes, where the patients will be selected with the Dovitinib-DRP® companion diagnostic.

Lastly, in May, we announced that Allarity has entered into an agreement with 3i Fund for a U.S. $20 million investment to support Allarity’s recapitalization and reorganization into a U.S listed company.

Heading forward towards the remaining months of 2021, with no debt, sufficient working capital, a focused pipeline, we are better positioned than ever before to unlock the true value of our company and advance our priority programs to key value inflection points. At this exciting time in our history, Allarity renews our commitment to serve our investors and remain thankful for their longtime support of our company, our vision, and our mission to realize true personalized cancer care for patients.

I remain very optimistic about what Allarity can accomplish in the coming 24 months, and I look forward to sharing our continuing progress with you in the time to come. After all, the patients are waiting.

Sincerely,

Steve Carchedi

President and Chief Executive Officer

Allarity Therapeutics A/S
Management’s review

Important Information About the Recapitalization Share Exchange and Where to Find It

Parts of this Interim Report relates to a proposed Recapitalization transaction between Allarity Therapeutics, Inc., a Delaware corporation and a wholly owned subsidiary of Allarity Therapeutics A/S. A full description of the terms and conditions of the Plan of Reorganization and Asset Purchase Agreement constituting the recapitalization will be provided in a registration statement on Form S4 to be filed with the U.S. Securities and Exchange Commission (SEC) by Allarity Therapeutics, Inc., that will include a prospectus with respect to the securities to be issued in connection with the recapitalization, and information with respect to an extraordinary meeting of Allarity Therapeutics A/S shareholders to vote on the recapitalization and related transactions. Allarity Therapeutics, Inc. and Allarity Therapeutics A/S urges its investors, shareholders and other interested persons to read, when available, the information statement and prospectus as well as other documents filed with the SEC because these documents will contain important information about Allarity Therapeutics, Inc., Allarity Therapeutics A/S, and the recapitalization transaction. After the registration statement is declared effective, the definitive information statement and prospectus to be included in the registration statement will be distributed to shareholders of Allarity Therapeutics A/S, as of a record date to be established for voting on the proposed recapitalization and related transactions. Once available, shareholders will also be able to obtain a copy of the Form S-4 registration statement, including the information statement and prospectus, and other documents filed with the SEC without charge, by directing a request to: Allarity Therapeutics A/S at Venlighedsvej 1, 2970 Hørsholm, Denmark. The preliminary and definitive information statement and prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Allarity Therapeutics A/S
Management’s review

ALLARITY THERAPEUTICS A/S IN BRIEF

Allarity Therapeutics A/S develops drugs for the personalized treatment of cancer using drug specific companion diagnostics (cDx) generated by its proprietary and highly validated drug response predictor technology, DRP®.

The Company is a merged company between two prior affiliated companies, the drug development company Oncology Venture Sweden AB and the predictive diagnostic development company Medical Prognosis Institute A/S.

Allarity Therapeutics A/S (Nasdaq First North Growth Market Stockholm: ALLR.ST) develops drugs for the personalized treatment of cancer using drug-specific companion diagnostics (cDx) generated by its proprietary drug response predictor technology, DRP®.

The Company has three high-priority programs: dovitinib –a pan-tyrosine kinase inhibitor (pan-TKI), which is post Phase 3 trials, being prepared for a U.S. new drug approval (NDA) filing in renal cell carcinoma (RCC); stenoparib, a PARP inhibitor in Phase 2 trials for treatment of ovarian cancer and which has also shown anti-viral activity against Coronavirus in pre-clinical studies; IXEMPRA® (ixabepilone) –an approved and marketed (U.S.) microtubule inhibitor being advanced for Phase 2 clinical development (in the EU) for the treatment of breast cancer.

In addition, the company’s pipeline includes two programs licensed to Smerud Medical Research for further clinical and commercial development in connection with each program’s DRP® companion diagnostic: LiPlaCis®, a liposomal formulation of cisplatin, licensed to Smerud Medical Research to be developed as a treatment of late-stage metastatic breast cancer, and 2X-111, a liposomal formulation of doxorubicin to be developed as a treatment of glioblastoma (primary brain cancer).

On July 26, 2021, Allarity entered into an exclusive agreement with Lantern Pharma regarding irofulven, a product Allarity in-licensed in 2015. Lantern Pharma holds the global rights to Irofulven (“LP-100”) and has full authority to manage and guide future clinical development and commercialization. Lantern Pharma has the right to utilize, in its sole discretion, Allarity’s Irofulven DRP® companion diagnostic in future clinical development and commercialization of the drug. Under the terms of the reacquisition, Allarity received an upfront payment and may receive additional payments totaling, if all milestones are met, up to approximately U.S. $18 million, and tiered royalties on future sales of Irofulven.

Cancer is no longer an enigma – it is just very complex

Today, one in two people will develop cancer at some point in their lives1. Over 200 different types of cancer can affect humans, altogether causing almost 10 million deaths per year2. The incidence of cancer is increasing as the world’s population is aging3.

[1]	https://news.cancerresearchuk.org/2015/02/04/1-in-2-people-in-the-uk-will-get-cancer/
[2]	https://www.who.int/news-room/fact-sheets/detail/cancer
[3]	https://www.who.int/news-room/fact-sheets/detail/cancer

Allarity Therapeutics A/S
Management’s review

It is often a complex and frustrating process to identify the optimal treatment for an individual patient. Cancer is a heterogenous disease and on a cellular level there are over 1.8 billion possible causes for tumor development. Consequently, it is a major challenge for physicians to match the right treatment to the right patient. This challenge also restricts the ability of the pharmaceutical industry to develop novel and improved therapies. If new drug candidates are evaluated in a large and heterogenous group of patients, the average efficacy may be modest – halting the development of the drug. This despite subsets of the treated patients responding well to the drug. If the drug were to be given to the most susceptible patients the effect might be overwhelming rather than modest, benefitting both patients and the drug development companies. It is worth noting that such “failed” drug candidates often have an excellent safety profile and favorable pharmacokinetics. The concept of “precision medicine” has emerged to address these issues, fueled by development of better predictive diagnostics to help identify patients most likely to respond to a given drug, and Allarity Therapeutics is at the forefront of this growing field with its clinical pipeline and best-in-class DRP® diagnostic platform.

ALLARITY’S VISION AND MISSION

Allarity was founded to advance a singular vision, mission and strategy: To improve the therapeutic benefit of anti-cancer drugs in cancer patients selected by use of the Company’s DRP®, a best-in-class predictive biomarker technology platform that enables the pre-identification of high likely responder patients to a given drug. By doing so, we are Realizing the promise of Personalized Cancer Care.

Business model

Allarity has evaluated and acquired the rights for a number of cancer drug candidates with proven safety profiles and clear signs of clinical efficacy, but where previous clinical trials failed to meet their endpoints as a result of failure to identify the right responder patients. Such assets are far from rare – less than five percent of all investigational cancer drugs are ultimately approved and reach the market, and the remaining 95 percent are shelved during development, frequently due to lack of sufficient efficacy in a greater, unselected heterogenous population. Allarity has already shown, in many retrospective studies, on a wide range of approved and developmental cancer drugs, that such drugs could have had significantly improved efficacy rates if they had been administered to susceptible patients, pre-selected through a DRP® analysis.

High-priority programs

So far, Allarity has in-licensed a total of six drug candidates to its portfolio. Three of these now constitute the Company’s high-priority programs, namely dovitinib, stenoparib, and IXEMPRA®. All of these three drug candidates, have been developed by global big pharmaceutical companies: dovitinib by Novartis AG; stenoparib by Eisai Co; and IXEMPRA® by Bristol Myers Squibb (although it is now under the ownership of R-Pharm US). Allarity believes its ability to secure these de-risked, former Big Pharma assets is indicative of the trust placed in the Company’s ability to the transform the efficacy profile of these drug candidates, through use of DRP® companion diagnostics, in order to advance and market these drugs as personalized cancer treatments.

Generally speaking, after acquiring rights to a new drug candidate, Allarity tailors the renewed clinical development of the drug to those patients who are expected to benefit most. Such a patient population is identified by Allarity’s DRP® companion diagnostic. Three of the Company’s drug candidates have reached advanced Phase 2 and Phase 3 clinical stages.

Allarity Therapeutics A/S
Management’s review

Ultimately, Allarity aims to out-license or divest drug candidates to global or regional pharmaceutical companies based on the results of the Company’s Phase 2 and/or Phase 3 DRP®-guided trials. In the cancer space, such advanced clinical stage out licensing frequently entails significant upfront and milestones payments, as well as potential double digit royalties on sales of the registered drug.

Other clinical programs

As a strategic choice, to decrease the time-to-market for its total portfolio as well as to create the shortest pathway to commercialization, Allarity may also choose to out-license the further development of a drug candidate for which Allarity hold commercial rights. This has already happened in the case of LiPlaCis® and 2X-111, which have been out licensed to Smerud Medical Research International AS.

MARKET DESCRIPTION

Introduction

The oncology market accounted for more than USD 140 billion in branded pharmaceutical sales in 2019. At approximately 20% of global pharmaceutical sales, this makes cancer by far the largest pharmaceutical segment 4. More than 200 different types of cancer cause more deaths than all other categories of disease except cardiovascular diseases. A current estimate is that there were more than 1400 active cancer cell therapies in development in 2020, compared to around 1000 in 2019 5.

Allarity’s Precision Medicine approach

Allarity is one of the leading companies in a new cancer treatment paradigm known as Precision Medicine which allows health care providers to offer and plan specific care for their patients based on the person’s genes (or the genes in their cancer cells).

[4]	McKinsey and Company: Delivering Innovation: 2020 oncology market outlook. September 9, 2020
[5]	https://www.cancerresearch.org/scientists/immuno-oncology-landscape/cancer-cell-therapy-landscape

Allarity Therapeutics A/S
Management’s review

Cancer has historically been treated with a “one size fits all” approach, simply applying the same treatments to patients with cancers originating in the same locations in the human body (e.g. liv-er, breast, lung) without regard to the vast differences in tumor biology and drug response from one patient to the next. However, it is increasingly recognized that cancer is extremely complex and that a patient’s response to a given drug depends on a variety of factors, including genetics, tumor biology, and environmental influences, which means that the efficacy of a particular treatment can vary greatly between individuals. This constitutes a cancer care problem in several ways. First, since many cancer treatments are associated with severe, even sometimes painful side effects, these treatments should ideally be limited to patients who will actually benefit from them. Second, many cancer treatments, especially certain newer targeted agents and immunotherapies are extremely expensive and pose an increasing burden on public health economies, even in affluent developed societies. For public health reasons, it is important that these treatments are only given to patients who are likely to actually benefit from them. Thirdly, most cancer treatments change the biology of the tumor, which impacts on the potential effect of further treatments, so it is imperative to avoid giving cancer patients drugs that they are unlikely to respond to.

Market trends

The number of people living with cancer is increasing

The number of people living with cancer worldwide has increased dramatically over the last couple of decades. The main reason is the aging population, coupled with advances in cancer treatment resulting in more cancer patients surviving for a longer period of time and requiring management of their disease. A large majority of people diagnosed with cancer are more than 60 years old.

The number of people diagnosed with cancer is also increasing

The factors mentioned in the previous section naturally lead to more cancer diagnoses as does general population growth. Adding to this trend are general medical advances (to identify ever more tumor associated antigens), better diagnostic technologies, an increased use of large population-based screening programs, and a generally increased awareness among doctors and patients of early cancer warning signals.

The demand for Personalized Medicine is growing

The demand for Personalized Medicine is increasing and cancer patients, regulatory authorities, insurers, and treating physicians are also increasingly seeking for new companion diagnostics to help identify the right treatments for each individual patient. More and more drugs are being ap-proved together with a companion diagnostic, especially in the United States, where the FDA is encouraging companies to develop and seek approval for such “companion diagnostic” plus ther-apeutic combinations.

Allarity Therapeutics A/S
Management’s review

RESEARCH AND DEVELOPMENT ACTIVITIES

The DRP® technology platform

Allarity’s proprietary DRP® predictive biomarker technology enables it to identify and treat those patients who are most likely to be sensitive to a particular cancer drug. DRP® provides a gene ex-pression “fingerprint” that distinguishes tumors that are sensitive to treatment with a specific drug from those that are insensitive. By including only patients with sensitive tumors in clinical trials (and excluding patients who are unlikely to respond), DRP® enables a more realistic assessment of the drug’s true efficacy, when it is matched with the right patients. The DRP® technology has been validated and proven in 35+ clinical trials (retrospective), establishing that patient response to a given cancer treatment can be predicted with a high degree of statistical significance.

The DRP® platform technology builds on the comparison of sensitive versus resistant human can-cer cell lines exposed to a given drug, including gene expression information from cell lines com-bined with clinical tumor biology and clinical correlates in an advanced systems biology analytic algorithm. DRP® is based on messenger RNA and micro RNA from the patient’s biopsies. The DRP® platform can be applied to all cancer types and most cancer drugs and drug-specific DRP® biomarkers have been patented for more than 70 anti-cancer drugs.

Allarity’s DRP® companion diagnostics platform

Using cancer cell line drug testing data as input the DRP® engine applies a system biology approach as a filter of human tumor biopsy data, to yield a 50 to 400 gene DRP® for that specific drug. The proprietary system biology approach utilized by Allarity analyzes all genes (approximately 25,000) expressed in a cancer cell/tumor, without bias towards current knowledge of relevant drug targets or pathways. Instead, the DRP® platform lets the tumor cells themselves reveal what is important to response or resistance to a given drug.

Allarity Therapeutics A/S
Management’s review

How DRP® works

Allarity’s scientists begin development of a DRP® for a specific drug by first generating a preliminary drug response signature based on drug sensitivity (or resistance) gene expression data from a multitude of cancer cell lines treated with the drug (Allarity most frequently uses the highly regarded NCI60 cancer cell line panel, which comprises 60 cell lines derived from most tumor types). Initial cancer cell line testing data is then “filtered” through a proprietary clinical response screening process that Allarity has created by analyzing thousands of actual cancer patients’ biopsies (from numerous clinical trials of many different cancer drug types) to reduce the “background noise” from the cell line data in or-der to remove biomarkers that are clinical irrelevant to actual, observed patient response in clinical trials. The resulting DRP® biomarker (the “fingerprint”) makes it possible to predict whether a particular patient is likely to benefit from treatment with a certain drug. The assessment of the individual patient is done based on a biopsy from that patient’s tumor.

The Patient Response Predictor (PRP®)

In the longer term, Allarity has an opportunity to expand the DRP® technology towards the devel-opment of new Patient Response Predictor (PRP®) oncology diagnostic products. Collections of drug-specific DRP® biomarkers can be included in a single PRP® patient guidance report to assist the patient and their oncologist with valuable input on potential therapy options for the patient’s particular cancer. The Company believes that such a PRP® product portfolio could become a val-uable diagnostic option for a large group of cancer patients, who currently lack other suitable predictive diagnostic products to help guide their therapy decision and options. Allarity sees PRP® as a novel product and market opportunity within Personalized Medicine, focusing on the future development of direct-to-consumer and/or direct-to-oncologists products and services to help in-form personal cancer treatment decisions together with the consultation and care of an oncolo-gist. The PRP® report would make it possible to assist patients and doctors by helping them de-termine which cancer treatment(s) may be most suitable in each specific case.

Allarity Therapeutics A/S
Management’s review

Clinical development programs

Allarity’s clinical pipeline includes six drug development programs, with dovitinib (a pan-TK inhib-itor), stenoparib (a PARP and tankyrase inhibitor), and IXEMPRA® (ixabepilone, a microtubulin in-hibitor) being the three high-priority programs. Two secondary programs, LiPlaCis® and 2X-111, are licensed to Smerud Medical Research International.

Allarity’s clinical pipeline

In accordance with the Company’s development and commercialization strategy, all clinical development candidates are advanced with a DRP® companion diagnostic to select and treat the patients most likely to benefit from the treatment.

Dovitinib

Dovitinib is Allarity’s most advanced clinical asset. Following a pre-NDA meeting, the U.S. FDA provided guidance to the Company regarding its potential path to approval. Based on this feedback from the FDA, Allarity plans to file a New Drug Application (“NDA”) for the approval of dovitinib for the treatment of Renal Cell Carcinoma (“RCC” or “kidney cancer”) during 2021. Allarity will seek U.S. approval for dovitinib for the treatment of RCC, based on prior Phase 3 trial results (a Phase 3 has already been conducted by Novartis), and using its DRP® companion diagnostic for dovitinib to select and treat likely responder patients. Allarity looks forward to dovitinib being approved by the FDA as a safe and efficacious drug beneficial to RCC patients as a third line treatment. It is important to note that the review process is un-predictable and may or may not lead to a formal approval.

Dovitinib is a small molecule, pan-tyrosine kinase inhibitor (TKI) licensed from Novartis. This ex-tensive, prior drug development program includes data from more than 2,500 patients. Dovitinib has shown identical clinical activity to sorafenib (NEXAVAR®, an approved pan-TKI marketed by Bayer) in a randomized Phase 3 study in renal cancer and in a randomized Phase 2 study in liver cancer, both conducted by Novartis. Sorafenib is the current gold standard in the treatment of certain forms of liver cancer and approved in certain forms of kidney cancer. Dovitinib has also shown activity in several Phase 2 studies in lung, prostate, endometrial and thyroid cancers, as well as GIST.

Allarity Therapeutics A/S
Management’s review

Allarity Therapeutics has previously validated its DRP® for dovitinib using clinical biopsy materials from most of Novartis’ prior clinical trials for the drug. Accordingly, future development of dovitinib will benefit from use of the drug-specific DRP® to identify the patients who will most likely benefit. The DRP® has shown a strong ability to predict treatment response in prior clinical studies of renal, endometrial, GIST (Gastro Intestinal Stromal Tumor), liver and breast cancer tumors. In April 2021, the Company filed its first pre-market approval (PMA) application with the U.S. FDA for the use of the dovitinib DRP® as a companion diagnostic for the drug. The Company received an acceptance & review notification from U.S. FDA for the Pre-Market Approval application for Dovitinib-DRP® in April 2021.

If the FDA provides the anticipated PMA approval of the dovitinib DRP® and an NDA approval of dovitinib, the Company will be able to market the drug to DRP®-selected RCC patients as an effec-tive new therapy to treat their disease.

The market for dovitinib

Dovitinib addresses a significant unmet need for new treatments for kidney cancer. Annual sales of sorafenib, under the trade name NEXAVAR®, were approximately USD 715 million in 2018. The global Renal Cell Carcinoma market is projected to grow to USD 6.3 billon 2022. Additionally, dovitinib has promising market potential, both as a monotherapy and in combination with other agents (such as immune checkpoint inhibitors) in a number of other cancer indications.

Stenoparib

Stenoparib is a novel small molecule (oral), targeted inhibitor of Poly ADP-Ribose Polymerase (PARP), a key DNA damage repair enzyme active in cancer cells, currently being evaluated for cancer and potentially as an anti-viral treatment for Coronavirus.

Stenoparib is currently being evaluated for the treatment of advanced ovarian cancer in a DRP®- guided Phase 2 clinical trial at the Dana-Farber Cancer Institute (Boston, MA U.S.A.) using a DRP® companion diagnostic to guide patient enrollment and improve therapeutic outcome. The drug has been tested in over 60 individuals to date and is demonstrated to be safe and well tolerated. Through use of DRP® patient selection, Allarity Therapeutics aims to provide a superior clinical benefit to ovarian cancer patients receiving stenoparib, as compared to other approved PARP in-hibitors. Thus far, 10 of a target 30 patients are enrolled in the study. In general, patient enroll-ment is being delayed because of the ongoing COVID-19 pandemic.

The market for stenoparib

The Company believes stenoparib has broad potential both as mono-therapy and in combination with immune-oncology drugs and/or chemotherapy since there is no myelosuppression in clinically relevant doses associated with stenoparib. The global PARP inhibitor market is projected to reach USD 9 billion by 2027 in ovarian cancer alone. Another significant opportunity is the market for PARP inhibitors in pancreatic cancer which is expected to show high growth rates over the coming five years.

Allarity Therapeutics A/S
Management’s review

Stenoparib as an COVID-19 antiviral drug

Allarity is further opportunistically evaluating the potential anti-viral use of stenoparib. The Pathogen and Microbiome Institute at Northern Arizona University (NAU), a leading U.S. infectious disease test center, is currently conducting pre-clinical testing of the antiviral activity of stenoparib. Allarity has initiated testing focused on the delta variant of Coronavirus (lineage B.1.617.2).

The testing against the delta variant, follow previous positive pre-clinical test results with stenoparib as a treatment of Variant B.1.1.7 (the “British variant”) and Variant B.1.351 (the “South African variant”), as well as SARS-CoV-2, as it was published in the peer-review journal mBio6. The data showed that stenoparib inhibits SARS-CoV-2 as a single agent, and that stenoparib, in combination with remdesivir was also active in inhibiting the virus. The concentration of stenoparib required for virus inhibition was lower in the combination study with remdesivir than in the single agent study.

The ongoing testing of stenoparib at the Pathogen and Microbiome Institute forms the first steps of a potential therapeutic expansion of stenoparib into anti-viral applications. The drug is one of a limited number of drug candidates having showed pre-clinical efficacy against SARS-Cov-2.

IXEMPRA®

Allarity Therapeutics holds an exclusive option to license the European rights to IXEM-PRA®(ixabepilone) from the pharmaceutical company R-Pharm U.S. The drug, a microtubulin in-hibitor, was originally developed by Bristol-Myers Squibb (BMS) and is approved in the U.S. for the treatment of certain types of breast cancer. R-PHARM U.S. LLC currently owns and commercializes the drug in the U.S. The Company is currently enrolling patients in a DRP® guided Phase 2 clinical trial to evaluate IXEMPRA® for the treatment of metastatic breast cancer. Multiple trial sites in Europe are planned to participate in the patient enrollment. The Company’s protocol targets enrollment of 60 patients.

The market for IXEMPRA®

Through use of DRP® patient selection, Allarity aims to provide a superior clinical benefit to breast cancer patients receiving IXEMPRA® compared to patients who receive IXEMPRA® without DRP® selection. The global breast cancer therapeutics market is projected to grow to USD 25 Billion by 2024. One of the leading drivers of this market growth will be the use of pre-surgery neo-adjuvant therapies in the newly diagnosed patient population, a future market expansion opportunity for IXEMPRA®.

[6]	https://mbio.asm.org/content/12/1/e03495-20

Allarity Therapeutics A/S
Management’s review

SHARE INFORMATION

Allarity Therapeutics’ share is traded on Nasdaq First North Stockholm. ISIN code: DK0060732477. Ticker: ALLR. The Company is the result of a merger between Oncology Venture Sweden AB and Medical Prognosis Institute A/S (MPI), which was completed on August 21, 2018. Prior to the merger, Oncology Venture Sweden AB’s share was traded at AktieTorget (now Spotlight). MPI was originally listed at Nasdaq First North Copenhagen in October 2013. The listing was moved to Nasdaq First North Stockholm on June 27, 2016.

Share price trend

In the period 1 January to 31 July, 2021, the share price increased from SEK 0.8093 to SEK 1.039. At end of the period, the market capitalization was SEK 404.5 million, based on a closing price of SEK 1.039. During the period 527 million Allarity Therapeutics shares were traded for a value of SEK 507.3 million.

Ownership structure

Allarity Therapeutics had 8,446 shareholders by July 31, 2021. The Board of Directors and Management of the Company holds 2.2 percent of the shares.

Name	Number of shares	Percentage of voting rights and capital (%)
SASS & LARSEN APS	48,002,537	12.3%
FÖRSÄKRINGSAKTIEBOLAGET, AVANZA PENSION	23,136,772	5.9%
UBS SWITZERLAND AG, W8IMY*	10,497,629	2.7%
Others	307,649,056	79.1%
Total	389,285,994	100.0%

*	This nominee account includes Steen Knudsen’s shareholding of 6,248,847 shares. Steen Knudsen is a co-founder of Allarity Therapeutics.

Share capital

July 31, 2021, the share capital totaled DKK 19.464.299,70, distributed between 389,285,994 shares with a quotient value of DKK 0,05. There is only one class of stock. Each share carries one vote at the Annual General Meeting and all shares carry equal right to a share in the assets and profits of the Company.

Allarity Therapeutics A/S
Management’s review

Warrants

Warrants

As an incentive for the Board Members, employees and key persons Allarity Therapeutics A/S has implemented a total of seven Warrant programs where of five are active.

Warrant plan #7

On December 18, 2020, the Board of Directors approved an equity-settled stock option plan, which provides 2 key management personnel with the option to purchase ordinary shares of Allarity Therapeutics A/S at a fixed price. Warrants were granted with a monthly vesting of 1/36 until September 1, 2022 respectively October 1, 2023 provided they remain employed by the Group. Vested warrants are exercisable over a fixed period of time from grant date up to and including September 30, 2032 respectively October 31, 2033.

Warrant plan #6

On October 18, 2019 an equity-settled stock option plan was approved at an extraordinary general meeting, which provides board of directors and members of the executive management of the Group with the option to purchase ordinary shares of Allarity Therapeutics A/S at a fixed price. Warrants were granted with a monthly vesting of 1/36 until October 1, 2022 provided they remain within the Group’s employment. Vested warrants are exercisable over a fixed period of time from grant date up to and including September 30, 2032.

Warrant plan #5

On February 24, 2017 an equity-settled stock option plan was approved at an extraordinary general meeting, which provides board of directors and members of the executive management of the Group with the option to purchase ordinary shares of Allarity Therapeutics A/S at a fixed price. Warrants were granted with either immediate vesting upon granting, or with a monthly vesting of 1/36 until July 1, 2019 provided they remain within the Group’s employment. Vested warrants are exercisable over a fixed period of time from grant date up to and including July 1, 2021.

Warrant plan #4

On February 18, 2016, the Board of Directors approved an equity-settled stock option plan, which provides key management personnel with the option to purchase ordinary shares of Allarity Therapeutics A/S at a fixed price. Warrants were granted with a monthly vesting of 1/36 from July 1, 2016 until July 1, 2019, provided they remain within the Group’s employment. Vested warrants are exercisable over a fixed period of time from grant date up to and including July 1, 2021.

Warrant plan #3

On December 17, 2014, the Board of Directors approved an equity-settled stock option plan, which provides key management personnel with the option to purchase ordinary shares of Allarity Therapeutics A/S at a fixed price. Warrants were granted with 50% immediately vesting upon granting, 25% vesting on December 17, 2015 and 25% vesting on July 3, 2016, provided they remain within the Group’s employment. Vested warrants are exercisable over a fixed period of time from grant date up to and including July 1, 2021.

Allarity Therapeutics A/S
Management’s review

Investor warrants

50,341,080 investor warrants (TO2 warrants) have been granted to investors in connection with subscription of Offer Units in the rights issued carried out October- December 2019. All Warrants were vested as per the grant date. A warrant gives the right, during a fixed period to subscribe for nominal DKK 0.05 ordinary share in the Company in the Company at SEK 6,0 (the “Exercise Price”), converted into DKK using the official exchange rate between DKK and SEK on the exercise day. Each warrant carries the right to subscribe. Investors in the Rights Issue will have the possibility to exercise their warrants in five two-week windows during the 24-months period during which the warrants may be exercised.

These periods are: April 1, 2020 – April 15, 2020, September 1, 2020 – September 15, 2020, February 1, 2021 – February 15, 2021, May 1, 2021 – May 15, 2021 and September 1, 2021 – September 15, 2021.

120,891,157 investor warrants (TO 3 warrants) have been granted to investors in connection with subscription of Offer Units in the rights issued carried out May- June 2021. All Warrants were vested as per the grant date. A warrant gives the right, during a fixed period to subscribe for nominal DKK 0.05 ordinary share in the Company in the Company at SEK 1.7 (the “Exercise Price”), converted into DKK using the official exchange rate between DKK and SEK on the exercise day. Each warrant carries the right to subscribe. Investors in the Rights Issue will have the possibility to exercise their warrants in five two-week windows during the 24-months period during which the warrants may be exercised.

These periods are: October 1, 2021 – October 15, 2021, March 1, 2022 – March 15, 2022, August 1, 2022 – August 15, 2022, November 1, 2022 – November 15, 2022 and April 1, 2023 – April 15, 2023.

Operational risks and uncertainties

The risks and uncertainties that the Company is exposed to are related to factors such as drug development, competition, technology development, patents, regulatory requirements, capital requirements, retention of management and key employees, conducting clinical trials, COVID-19, currencies and interest rates. During the current period, no significant changes in risk factors or uncertainties have occurred. For a more detailed description of these risks and uncertainties, refer to the prospectus published in May 2021. The document is available on the Company’s website (http://www.allarity.com).

Auditor´s review

The interim report has not been reviewed by The Company’s auditor.

For further information, please contact

Jens Knudsen, CFO

E-mail: investorrelations@allarity.com

Cell Phone: (+45) 88 74 24 15

Website: www.allarity.com

Certified Advisor

Allarity Therapeutics Certified Adviser is Svensk Kapitalmarknadsgranskning AB, Fähusgatan 5, 603 72 Norrköping. Phone: +46 11-32 30 732.

Allarity Therapeutics A/S
Management’s review

Financial Review

Income statement

Q2 2021 Net sales amounted to 0 KDKK (previous year KDKK 0). EBITDA amounted to KDKK -30,702 (previous year KDKK -5,231). Depreciation, amortization and impairment loss amounted to KDKK -59,077 (previous year KDKK -269). The increase was due to the impairment of LiPlaCis totaling KDKK -58,852. As management continues to develop the top three priority assets of dovitinib, stenoparib and IXEMPRA® it was determined in Q2 that LiPlaCis was impaired and therefore written off. The company realized a net profit of KDKK -92,089 (last year a net profit of KDKK -3,503). Net profit per share: DKK -0.37 (DKK -0.03). Total number of shares as of July 31, 2020, was 389,285,994.

Balance sheet

Total assets amounted to KDKK 157,035 (previous year KDKK 172,909). Current liabilities amounted to KDKK 43,713 (previous year KDKK 20,939). The Group’s equity and liabilities amounted to KDKK 157,035 (previous year KDKK 172,909).

Cash flows

The Group’s cash flow from operating activities amounted to KDKK -25,649 (previous year KDKK -7,943). The outflow from operating activities is attributable primarily to increased development activities and to the preparation of clinical development activities. The Group’s cash flow from financing activities amounted to KDKK 66,232 (previous year KDKK 10,422).

Financial Calendar

Interim Report January-September: November 30

Allarity Therapeutics A/S
Consolidated income statement and statement of comprehensive income

		Q2	Q2	H1	H1	Year
Note	Amounts in DKK ’000	2021	2020	2021	2020	2020
4	Revenue	0	0	0	0	0
5	Other operating income	-173	7,099	-104	7,099	145
	Other external expenses	-20,815	-6,230	-31,522	-17,424	-36,493
	Staff expenses, share-based payments	-5,235	-1,002	-5,915	-2,333	-3,687
	Staff expenses, other	-4,479	-5,098	-8,957	-9,870	-18,923
	Loss before depreciation and amortisation (EBITDA)	-30,702	-5,231	-46,498	-22,528	-58,958
	Depreciation, amortisation and impairment losses	-59,077	-269	-59,318	-532	-1,059
	Operating loss before net financials	-89,779	-5,500	-105,816	-23,060	-60,017
	Financial income	292	3,661	444	4,224	7,548
	Financial expenses	-4,686	-1,042	-8,911	-1,387	-6,616
	Profit/loss before tax	-94,173	-2,881	-114,283	-20,223	-59,085
	Tax on profit/loss	2,084	-622	4,572	1,305	11,379
	Net profit/loss	-92,089	-3,503	-109,711	-18,918	-47,706
	Other comprehensive income to be reclassified to profit or loss in subsequent periods (net of tax):

	Exchange differences on translation of foreign operations	41	103	-115	36	304
	Other comprehensive income, net of tax	41	103	-115	36	304
	Total comprehensive income	-92,048	-3,400	-109,826	-18,882	-47,402

Allarity Therapeutics A/S
Consolidated income statement and statement of comprehensive income

		Q2	Q2	H1	H1	Year
Note	Amounts in DKK ’000	2021	2020	2021	2020	2020

	Net profit/loss attributable to:
	Owners of the parent company	-92,089	-3,394	-109,711	-18,814	-47,608
	Non-controlling interests	0	-109	0	-104	-98

	Total	-92,089	-3,503	-109,711	-18,918	-47,706
	Total comprehensive income attributable to:
	Owners of the parent company	-92,048	-3,291	-109,826	-18,778	-47,304
	Non-controlling interests	0	-109	0	-104	-98

	Total	-92,048	-3,400	-109,826	-18,882	-47,402

6	Earnings per share
	Earnings per share, DKK	-0.37	-0.03	-0.46	-0.14	-0.29

	Diluted earnings per share, DKK	-0.37	-0.03	-0.46	-0.14	-0.29

Allarity Therapeutics A/S
Consolidated balance sheet

	ASSETS

Note	Amounts in DKK ’000	30/06/2021	30/06/2020	31/12/2020
7	Property, plant and equipment	884	2,514	2,134
8	Acquired patents and rights	569	826	697
8	Development projects in progress	96,172	155,023	155,023
	Other investments	4,010	3,702	5,119
	Total non-current assets	101,635	162,065	162,973
	Trade receivables	0	0	0
	Income tax receivable	10,072	1,179	5,500
	Other receivables	3,534	3,458	1,722
	Prepayments	507	3,608	4,920
	Cash	41,287	2,599	1,807
	Total current assets	55,400	10,844	13,949
	Total assets	157,035	172,909	176,922

Allarity Therapeutics A/S
Consolidated balance sheet

	EQUITY AND LIABILITIES

Note	Amounts in DKK ’000	30/06/2021	30/06/2020	31/12/2020
	Share capital	18,259	8,462	10,630
	Share premium	456,870	353,077	388,236
	Retained earnings	-362,624	-221,249	-258,827
	Currency translation reserve	429	276	544
	Non-controling interests	0	3,355	0
	Total equity	112,934	143,921	140,583
	Lease liabilities	388	1,953	1,615
	Deferred tax	0	6,096	0
	Non-current liabilities	388	8,049	1,615
	Convertible loan	0	3,906	9,246
	Loan	0	0	0
	Bank debt	365	584	507
	Lease liabilities	614	614	659
	Trade payables	14,191	11,317	12,817
	Income tax payable	348	0	345
	Other payables	28,195	4,518	11,150
	Deferred income	0	0	0
	Current liabilities	43,713	20,939	34,724
	Total liabilities	44,101	28,988	36,339
	Total equity and liabilities	157,035	172,909	176,922

Allarity Therapeutics A/S
Consolidated statement of changes in equity

Amounts in DKK ’000	Share capital	Share premium	Retained earnings	Currency translation reserve	Non- controlling interest	Total equity
Equity as at 01/01/2021	10.630	388.236	-258.827	544	0	140.583

Profit/loss			-109.711		0	-109.711
Other comprehensive income				-115		-115
Total comprehensive income	0	0	-109.711	-115	0	-109.826

Cash capital increases	6.045	69.400				75.445
Cash capital increases, exercised warrants	14	90				104
Capital increases, debt conversion	1.570	16.175				17.745
Costs of capital increases		-17.031				-17.031
Share-based payments			5.914			5.914
Equity as at 30/06/2021	18.259	456.870	-362.624	429	0	112.934

Equity as at 01/01/2020	6.067	310.527	-192.970	240	17.470	141.334
Profit/loss			-18.814		-104	-18.918
Other comprehensive income				36		36
Total comprehensive income	0	0	-18.814	36	-104	-18.882

Cash capital increases	725	12.317				13.042
Capital increases, debt conversion	373	6.967				7.340
Capital increase, acquisition of NCI	1.297	24.510				25.807
Costs of capital increase		-1.244				-1.244
Acquisition, non-controlling interests			-11.798		-14.011	-25.809
Share-based payments			2.333			2.333
Equity as at 30/06/2020	8.462	353.077	-221.249	276	3.355	143.921

Allarity Therapeutics A/S
Consolidated cash flow statement

	Q2	Q2	H1	H1	Year
Amounts in DKK ’000	2021	2020	2021	2020	2020

Loss before tax	-94,173	-2,881	-114,283	-20,223	-59,085

Adjustment for non-cash items	64,197	1,271	65,067	2,865	4,769
Financial income, reversed	-292	-3,661	-444	-4,224	-7,548
Financial expenses, reversed	4,686	1,042	8,911	1,387	6,616
Change in working capital	1,778	-9,085	2,833	-6,722	-143
Cash flows from operating activities before net financials	-23,804	-13,314	-37,916	-26,917	-55,391

Financial income received	-152	134	0	666	2,177
Financial expenses paid	-1,696	-102	-3,155	-271	-3,262
Income tax received	3	5,485	3	5,498	5,500
Income tax paid	0	-146	0	-146	-146
Cash flows from operating activities	-25,649	-7,943	-41,068	-21,170	-51,122

Purchase of property, plant and equipment	0	0	0	0	-19
Cash flows from investing activities	0	0	0	0	-19

Cash capital increase	75,549	3,323	75,549	10,868	25,906
Transaction cost, capital increase	-1,539	-189	-1,806	-904	-1,169
Proceeds from convertible loan	0	0	7,352	0	21,363
Proceeds from loan	10,987	6,854	18,281	6,854	0
Repayment of loan	-18,281	-11	-18,281	-3,567	-3,567
Bank debt	-340	584	-142	584	507
Lease liabilities	-144	-139	-290	-278	-572
Cash flows from financing activities	66,232	10,422	80,663	13,557	42,468
Total cash flows	40,583	2,479	39,595	-7,613	-8,673

Cash, beginning	663	7	1,807	10,176	10,176
Net foreign exchange difference	41	113	-115	36	304
Cash, end	41,287	2,599	41,287	2,599	1,807

Allarity Therapeutics A/S
Parent company income statement

	Q2	Q2	H1	H1	Year
Amounts in DKK ’000	2021	2020	2021	2020	2020

Revenue	0	0	0	0	0

Other operating income	12,979	-2,100	12,979	-2,100	-2,100
Other external expenses	-31,998	-4,213	-31,998	-6,912	-26,972
Staff expenses	-8,754	-3,672	-8,754	-7,756	-5,609
Profit/loss before depreciation, amortization and impairment (EBITDA)	-27,773	-9,985	-27,773	-16,768	-34,681

Amortization and depreciation	-58	-164	-58	-324	-459
Impairment losses	-4,981	0	-4,981	0	-12,681
Operating profit/loss before net financials	-32,812	-10,149	-32,812	-17,092	-47,821

Financial income	356	3,554	356	4,004	7,856
Financial expenses	-8,611	-1,144	-8,611	-1,327	-6,041
Profit/loss before tax	-41,067	-7,739	-41,067	-14,415	-46,006

Tax on profit/loss	2,113	441	2,113	620	2,995
Net profit/loss	-38,954	-7,298	-38,954	-13,795	-43,011

Allarity Therapeutics A/S
Parent company balance sheet

ASSETS

Amounts in DKK ’000	30/06/2021	30/06/2020	31/12/2020

Acquired patents and rights	44	132	87
Development projects in progress	1,045	1,123	1,045
Intangible assets	1,089	1,255	1,132

Plant and machinery	47	55	62
Property, plant and equipment	47	55	62

Investment in subsidiaries	43,286	29,785	43,286
Other investments	4,010	3,702	5,119
Receivables from subsidiaries	0	0	0
Financial assets	47,296	33,487	48,405
Total fixed assets	48,432	34,797	49,599

Receivables from subsidiaries	12,829	1,016	738
Trade receivables	0	0	0
Income tax receivable	5,020	470	2,907
Other receivables	2,202	2,717	905
Prepayments	507	3,607	4,863
Cash and cash equivalents	41,193	1,956	1,583
Total current assets	61,751	9,766	10,996
Total assets	110,183	44,563	60,595

Allarity Therapeutics A/S
Parent company balance sheet

EQUITY AND LIABILITIES

Amounts in DKK ’000	30/06/2021	30/06/2020	31/12/2020

Share capital	18,259	8,462	10,630
Share premium	456,870	353,077	388,236
Retained earnings	-400,309	-332,139	-361,355
Translation reserve	-11	0	-13
Total equity	74,809	29,400	37,498

Payables to subsidiaries	815	2,593	3,465
Bank debt	365	584	507
Convertible loan	0	3,906	9,246
Loan	0	0	0
Trade payables	13,553	6,104	7,148
Income tax payable	61	0	61
Other payables	20,580	1,976	2,670
Current liabilities	35,374	15,163	23,097
Total liabilities	35,374	15,163	23,097
Total equity and liabilities	110,183	44,563	60,595

Allarity Therapeutics A/S
Parent company statement of changes in equity

Amounts in DKK ’000	Share capital	Share premium	Retained earnings	Translation reserve	Total equity

Equity as at 01/01/2021	10,630	388,236	-361,355	-13	37,498

Cash capital increases	6,045	69,400			75,445
Cash capital increases, exercised warrants	14	90			104
Capital increases, debt conversion	1,570	16,175			17,745
Costs of capital increases		-17,031			-17,031
Foreign currency translation				2	2
Profit/loss			-38,954		-38,954
Equity as at 30/06/2021	18,259	456,870	-400,309	-11	74,809

Equity as at 01/01/2020	6,067	310,527	-318,344	0	-1,750

Cash capital increases	725	12,317			13,042
Capital increases, debt conversion	373	6,967			7,340
Capital increases, acquisition of NCI	1,297	24,510			25,807
Costs of capital increases		-1,244			-1,244
Profit/loss			-13,795		-13,795
Equity as at 30/06/2020	8,462	353,077	-332,139	0	29,400

Allarity Therapeutics A/S
Consolidated notes

1.	Accounting policies
2.	Significant accounting estimates and assessments
3.	Segment information
4.	Revenue
5.	Other operating income
6.	Earnings per share
7.	Property, plant and equipment
8.	Intangible assets
9.	Investor warrants
10.	Contingent liabilities
11.	Related parties
12.	Events after the balance sheet date

Allarity Therapeutics A/S
Consolidated notes

1. Accounting policies

Basis of preparation

This interim report comprises financial information about the Group and the parent company.

The interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union. The parent company financial statements have been prepared in accordance with the Danish Financial Statements Act.

The interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the annual report for 2020.

New accounting policy

The Group has implemented the latest amendments to International Financial Reporting Standards effective as of 1 January 2021 as adopted by the European Union. None of the amendments have had any material impact on the Group’s financial statements.

2. Significant accounting estimates and assessments

In connection with the preparation of the Condensed consolidated interim financial statements, the management makes a number of accounting estimates and assessments that affect the recognized values of assets, liabilities, income, expenses and cash flows as well as their presentation.

The significant accounting estimates and assessments applied in these Condensed consolidated interim financial statements are the same as disclosed in note 0 and note 2 in the annual report for 2020, which contains a full description of significant accounting estimates and assessments.

3. Segment information

Allarity Therapeutics A/S is still at an early commercial phase with a limited revenue generating activities. Accordingly, Allarity Therapeutics A/S only has one operating segment, which is also the only reportable segment. Information on profit/loss and total assets for the segment can be found in the interim consolidated income statement and the interim consolidated statement of financial position.

Allarity Therapeutics A/S
Consolidated notes

	Q2	Q2	H1	H1	Year
Amounts in DKK ’000	2021	2020	2021	2020	2020

4. Revenue

Revenue is distributed as follows:

Rendering of services	0	0	0	0	0
Total	0	0	0	0	0

5. Other operating income

Income from licenses		7,000		7,000	145
Grants	-173	99	-173	99	0
Net gain on disposal of property, plant and equipment	0	0	69	0	0
Total	-173	7,099	-104	7,099	145

6. Earnings per share

Earnings per share (basic)

Profit/loss attributable to the owners of the parent company, DKK ’000	-92,089	-3,394	-109,711	-18,814	-47,608
Average number of shares in circulation	250,859,128	130,973,961	238,832,128	132,665,515	163,238,991
Earnings per share, DKK	-0.37	-0.03	-0.46	-0.14	-0.29

Diluted earnings per share

Diluted average number of shares in circulation	250,859,128	130,973,961	238,832,128	132,665,515	163,238,991
Diluted earnings per share, DKK	-0.37	-0.03	-0.46	-0.14	-0.29

No dilution where the warrants are anti-dilutive.

Allarity Therapeutics A/S
Consolidated notes

Amounts in DKK ’000	Plant and machinery	Right-of- use asset	Total

7. Property, plant and equipment

Cost as at 01/01/2021	2,204	3,341	5,545
Additions	0	0	0
Disposals	0	-855	-855
Modification of lease contract	0	-412	-412
Cost as at 30/06/2021	2,204	2,074	4,278

Depreciation and impairment losses as at 01/01/2021	2,075	1,336	3,411
Impairment losses	0	0	0
Depreciation	67	272	339
Reversal of depreciation of and impairment losses on disposed assets	0	-356	-356
Depreciation and impairment losses as at 30/06/2021	2,142	1,252	3,394
Carrying amount as at 30/06/2021	62	822	884

Cost as at 01/01/2020	2,185	3,341	5,526
Adoption of IFRS 16	0	0	0
Additions	0	0	0
Cost as at 30/06/2020	2,185	3,341	5,526

Depreciation and impairment losses as at 01/01/2020	1,941	668	2,609
Depreciation	69	334	403
Depreciation and impairment losses as at 30/06/2020	2,010	1,002	3,012
Carrying amount as at 30/06/2020	175	2,339	2,514

Allarity Therapeutics A/S
Consolidated notes

		Development
	Acquired	projects
Amounts in DKK ’000	patents	in progress	Total

8. Intangible assets

Cost as at 01/01/2021	1,324	235,521	236,845
Additions	0	0	0
Cost as at 30/06/2021	1,324	235,521	236,845

Amortisation and impairment losses as at 01/01/2021	627	80,498	81,125
Impairment losses	0	58,851	58,851
Amortisation	128	0	128

Amortisation and impairment losses as at 30/06/2021	755	139,349	140,104
Carrying amount as at 30/06/2021	569	96,172	96,741

Cost as at 01/01/2020	1,324	235,521	236,845
Additions	0	0	0

Cost as at 30/06/2020	1,324	235,521	236,845

Amortisation and impairment losses as at 01/01/2020	369	80,498	80,867
Amortisation	129	0	129
Amortisation and impairment losses as at 30/06/2020	498	80,498	80,996
Carrying amount as at 30/06/2020	826	155,023	155,849

Amounts in DKK ’000	30/06/2021	30/06/2020	31/12/2020

Individually material development projects in progress

LiPlaCis	0	58,851	58,851
2X-111	0	0	0
2X-121	40,863	40,863	40,863
Dovitinib	55,309	55,309	55,309
Irofulven	0	0	0
Other	0	0	0

Total	96,172	155,023	155,023

Remaining amortization period

All intangible assets above are development projects in progress.

Allarity Therapeutics A/S
Consolidated notes

9. Investor warrants

The exercise price of our investor warrants described below is denominated in SEK; however, the functional currency of the Company is DKK. Consequently, the value of the proceeds on exercise is not fixed and will vary based on foreign exchange rate movements. The investor warrants were issued in connection with subscription of Offer Units in rights issues and was issued proportionate to all existing shareholders, hence a derivative for accounting purposes are not required to be recognized.

TO1 warrants

In connection with subscription of Offer Units in the rights issued carried out April/May 2019, 20,166,221 investor warrants (“TO1 warrants”) have been granted to investors. All Warrants were vested as per the grant date. A warrant gives the right, during a fixed period to subscribe for nominal DKK 0.05 common share in the Company at SEK 7.5 (the “Exercise Price”), converted into DKK using the official exchange rate between DKK and SEK on the exercise day. All TO1 warrants were expired on 31 May 2020.

TO2 warrants

In connection with subscription of Offer Units in the rights issued carried out October — December 2019, 50,341,080 investor warrants (“TO2 warrants”) have been granted to investors. All Warrants were vested as per the grant date. A warrant gives the right, during a fixed period to subscribe for nominal DKK 0.05 common share in the Company at SEK 6,0 (the “Exercise Price”), converted into DKK using the official exchange rate between DKK and SEK on the exercise day. Each warrant carries the right to subscribe for one common share. Investors in the Rights Issue will have the possibility to exercise their warrants in five two-week windows during the 24-months period during which the warrants may be exercised. These periods are: April 1, 2020 – April 15, 2020, September 1, 2020 – September 15, 2020, February 1, 2021 – February 15, 2021, May 1, 2021 – May 15, 2021 and September 1, 2021 – September 15, 2021.

TO3 warrants

120,891,157 investor warrants (TO 3 warrants) have been granted to investors in connection with subscription of Offer Units in the rights issued carried out May- June 2021. All Warrants were vested as per the grant date. A warrant gives the right, during a fixed period to subscribe for nominal DKK 0.05 ordinary share in the Company in the Company at SEK 1.7 (the “Exercise Price”), converted into DKK using the official exchange rate between DKK and SEK on the exercise day. Each warrant carries the right to subscribe. Investors in the Rights Issue will have the possibility to exercise their warrants in five two-week windows during the 24-months period during which the warrants may be exercised. These periods are: October 1, 2021 – October 15, 2021, March 1, 2022 – March 15, 2022, August 1, 2022 – August 15, 2022, November 1, 2022 – November 15, 2022 and April 1, 2023 – April 15, 2023.

Settlement warrants

In February 2020 the Company established a financing facility. In connection with the settlement of this financing facility in February 2020, 3,996,864 investor warrants was issued at an exercise price of 3.30 SEK each (Settlement Warrants). All Settlement Warrants immediately vested on the grant date. A warrant gives the right, during a fixed period to subscribe for nominal DKK 0.05 common share in the Company at SEK 3,3 (the “Exercise Price”), converted into DKK using the official exchange closing rate between DKK and SEK on the last business day prior to the exercise. Each warrant carries the right to subscribe for one common share over 36 months.

Allarity Therapeutics A/S
Consolidated notes

10. Contingent liabilities

There have been no significant changes in the commitments and contingencies as described in note 22 to the annual report for 2020.

11. Related parties

Transactions with related parties

		Sales	Purchases	Amounts	Amounts
		to	from	owed by	owed to
		related	related	related	related
Amounts in DKK ’000		parties	parties	parties	parties

Other related parties:
Services provided	H1 2021		516		0
	H1 2020		506		0

12. Events after the balance sheet date

Plan of Reorganization and US Nasdaq Listing

On April 6, 2021, the Company incorporated Allarity Therapeutics, Inc., a Delaware corporation, (“Allarity Delaware”) as a direct wholly owned subsidiary of the Company for the sole purpose of entering into a Plan of Reorganization and Asset Purchase Agreement with Allarity Delaware in order to reorganize the Company as a holding company listed on the US Nasdaq Stock Market and complete a 50 to 1 share reverse split, resulting in an immediate decrease in the outstanding shares used to calculate the weighted average common shares outstanding for basic and diluted net income per share. The reorganization is a common control transaction and there will be no change in control over the assets of the ultimate parent. Consequently, Allarity Delaware will record all assets and liabilities acquired from Allarity Therapeutics A/S at historical cost. The recapitalization share exchange is conditioned upon the approval the Company’s shareholder and an effective registration statement filed with the US Securities and Exchange Commission.

As of the date of these financial statements, the Company anticipates that approximately 7,801,262 shares of Delaware common stock will be issued in the recapitalization share exchange to the Company’s shareholders.

Allarity Therapeutics A/S
Consolidated notes

PIPE Investment

On May 20, 2021, the Company entered into an Investment Agreement (the “Investment Agreement”) with 3i, LP, a Delaware Limited Partnership (the “Investor”) whereby the Company agreed to issue and sell the Investor 20,000 shares of Allarity Delaware Series A Convertible Preferred Stock (the “Preferred Stock”) and common stock purchase warrants (the “Warrants”) for an additional $20 million (the “PIPE Investment”). The PIPE Investment is conditioned upon, and will occur simultaneously with, the consummation of the Recapitalization Share Exchange and the approval of Allarity Delaware’s application to list its common stock on the US Nasdaq Stock Market.

The Preferred Stock may convert over time into at approximately 20% of the Company’s issued and outstanding shares however, conversion of the Preferred Shares and exercise of the Warrants; is limited to 4.99% of the Company’s issued and outstanding shares.

As of the date of these financial statements the Company expects the conversion price of the Preferred Stock to be between $7.47 and $10.25 per share. However, if the volume weighted average price for Allarity Delaware common stock on the US Nasdaq Stock Market falls below the fixed conversion price for the preferred stock, then the preferred stock would be entitled to convert at an alternate conversion price between 80% to 90% of the volume weighted average price at the time of conversion with a similar adjustment for the exercise price for the warrants.

Lastly, in the event that the average daily US dollar volume of share of Allarity Delaware common stock traded on the US Nasdaq Stock Market falls below $2.5 million, then holders of the convertible preferred stock will be entitled to a one-time special dividend of 8% of the stated value of the preferred stock ($1.6 million) payable in shares of common stock upon conversion of the convertible preferred stock. The Company is in the process of assessing the accounting treatment of the special dividend.

Sale of Irofulven

On July 23, 2021, the Company and Lantern Pharma Inc. (“Lantern”) entered into an exclusive agreement under which Lantern will reacquire global rights to Irofulven (“LP-100”) and assume full authority to manage and guide future clinical development and commercialization. The Company received an upfront payment of $1,000 from Lantern. The agreement voids all prior obligations from the original 2015 in-license agreement and provides for additional development and regulatory milestone fees, and tiered royalties on future sales of Irofulven.

If all milestones have been achieved, then we would be entitled to receive up to $16 million in milestone payments under the Asset Purchase Agreement. In addition to the milestone payments, Lantern Pharma has agreed to pay us royalties based on annual incremental net sales of product derived from Irofulven, on a country by country basis, in an amount equal to percentages of annual sales based on a tiered progression.